UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            BCAM International, Inc.
                                (NAME OF ISSUER)


                     Common Stock, Par Value $.01 Per Share
                          (TITLE OF CLASS OF SECURITIES)


                                    055293104
                                 (CUSIP NUMBER)


                            Arthur H. Amron, Esquire
                             WEXFORD MANAGEMENT LLC
       411 W. Putnam Avenue, Greenwich, Connecticut  06830 (203) 862-7000
                                       and
                           Stephen B. Selbst, Esquire
 McDermott, Will & Emery, 50 Rockefeller Plaza, New York, N.Y. 10020, (212) 547-
                                      5400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                 April 14, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

 CUSIP NO.   055293104                       PAGE      2

           1    NAME OF  REPORTING PERSON:
                IMPLEO  LLC
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE  PERSON:
                (INTENTIONALLY OMITTED)


           2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) / /
                                                                      (B) /X/




           3    SEC USE ONLY



           4    SOURCE OF FUNDS


                                                  WC
           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)




           6    CITIZENSHIP OR PLACE OR ORGANIZATION


                        DELAWARE
                                 7   SOLE VOTING POWER
            NUMBER OF SHARES

               BENEFICIALLY                               NONE

             OWNED  BY EACH
                REPORTING

               PERSON WITH
                                 8   SHARED VOTING POWER


                                                              1,666,667
                                 9   SOLE DISPOSITIVE POWER

                                                             NONE
                                10   SHARED DISPOSITIVE POWER
                                                               1,666,667

           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               1,666,667 SHARES
           12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
                CERTAIN SHARES                                            / /



           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                               7.5%
           14   TYPE OF REPORTING PERSON

                                                      OO



                               SCHEDULE 13D

 CUSIP NO.   055293104                       PAGE      3


           1    NAME OF REPORTING PERSON:
                WEXFORD MANAGEMENT LLC
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                (INTENTIONALLY OMITTED)


           2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) / /
                                                                       (B) /X/



           3    SEC USE ONLY




           4    SOURCE OF FUNDS


                                                  AF
           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)



           6    CITIZENSHIP OR PLACE OR ORGANIZATION


                        CONNECTICUT
                                 7   SOLE VOTING POWER

                NUMBER OF

                 SHARES                                   NONE
            BENEFICIALLY OWNED
                   BY

             EACH REPORTING
               PERSON WITH
                                 8   SHARED VOTING POWER



                                                              1,666,667
                                 9   SOLE DISPOSITIVE POWER
                                                             NONE
                                10   SHARED DISPOSITIVE POWER

                                                               1,666,667
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               1,666,667 SHARES

           12   CHECK  BOX IF  THE AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES
                CERTAIN SHARES                                            / /



           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                               7.5%
           14   TYPE OF REPORTING PERSON



                                                      OO; IA




                               SCHEDULE 13D


 CUSIP NO.   055293104                       PAGE      4

           1    NAME OF REPORTING PERSON:
                WEXFORD SPECIAL SITUATIONS 1997, LP

                S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON:
                (INTENTIONALLY OMITTED)



           2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) / /
                                                                       (B) /X/



           3    SEC USE ONLY



           4    SOURCE OF FUNDS


                                                  WC

           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E)



           6    CITIZENSHIP OR PLACE OR ORGANIZATION


                        DELAWARE
                                 7   SOLE VOTING POWER

                NUMBER OF
                 SHARES                                   NONE

               BENEFICIALLY

             OWNED  BY EACH
            REPORTING PERSON
                  WITH

                                 8   SHARED VOTING POWER


                                                              1,042,167
                                 9   SOLE DISPOSITIVE POWER

                                                             NONE
                                10   SHARED DISPOSITIVE POWER
                                                            1,042,167
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



                                               1,042,167 SHARES
           12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                    / /




           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                               4.7%
           14   TYPE OF REPORTING PERSON


                                                      PN





                               SCHEDULE 13D


 CUSIP NO.   055293104                       PAGE      5

           1    NAME OF  REPORTING PERSON:
                WEXFORD SPECIAL SITUATIONS 1997 INSTITUTIONAL , LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                (INTENTIONALLY OMITTED)




           2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) / /
                                                                       (B) /X/




           3    SEC USE ONLY



           4    SOURCE OF FUNDS


                                                  WC
           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /

           6    CITIZENSHIP OR PLACE OR ORGANIZATION


                        DELAWARE
                                 7   SOLE VOTING POWER

                NUMBER OF
                 SHARES                                   NONE

               BENEFICIALLY
             OWNED  BY EACH

            REPORTING PERSON
                  WITH
                                 8   SHARED VOTING POWER


                                                              291,167
                                 9   SOLE DISPOSITIVE POWER

                                                             NONE
                                10   SHARED DISPOSITIVE POWER

                                                               291,1679
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               291,167 SHARES
           12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
                CERTAIN SHARES                                           / /



           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



                                               1.3%
           14   TYPE OF REPORTING PERSON


                                                      PN






                               SCHEDULE 13D


 CUSIP NO.   055293104                       PAGE      6

           1    NAME  OF REPORTING PERSON:
                WEXFORD SPECTRUM INVESTORS  LLC

                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                (INTENTIONALLY OMITTED)

           2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) / /
                                                                       (B) /X/




           3    SEC USE ONLY



           4    SOURCE OF FUNDS


                                                  WC
           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /



           6    CITIZENSHIP OR PLACE OR ORGANIZATION



                        DELAWARE
                                 7   SOLE VOTING POWER
                NUMBER OF

                 SHARES                                   NONE

               BENEFICIALLY
              OWNED BY EACH

            REPORTING PERSON
                  WITH
                                 8   SHARED VOTING POWER


                                                              333,333
                                 9   SOLE DISPOSITIVE POWER

                                                             NONE
                                10   SHARED DISPOSITIVE POWER
                                                               333,333
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



                                               333,333 SHARES
           12   CHECK  BOX IF  THE AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES
                CERTAIN SHARES                                            / /



           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                               1.5%
           14   TYPE OF REPORTING PERSON



                                                      OO
                               SCHEDULE 13D

 CUSIP NO.   055293104                       PAGE      7


           1    NAME OF REPORTING  PERSON:
                CHARLES E. DAVIDSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE  PERSON:
                (INTENTIONALLY OMITTED)




           2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) / /
                                                                       (B) /X/




           3    SEC USE ONLY



           4    SOURCE OF FUNDS


                                                  AF
           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /



           6    CITIZENSHIP OR PLACE OR ORGANIZATION



                        UNITED STATES OF AMERICA
                                 7   SOLE VOTING POWER
                NUMBER OF

                 SHARES                                   NONE
              BENEFICIALLY
             OWNED  BY EACH

            REPORTING PERSON
                  WITH
                                 8   SHARED VOTING POWER


                                                              1,666,667
                                 9   SOLE DISPOSITIVE POWER

                                                             NONE
                                10   SHARED DISPOSITIVE POWER

                                                               1,666,667
           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               1,666,667 SHARES
           12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
                CERTAIN SHARES                                             / /



           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



                                               7.5%

           14   TYPE OF REPORTING PERSON


                                                      IN



                               SCHEDULE 13D


 CUSIP NO.   055293104                       PAGE      8

           1    NAME OF REPORTING PERSON:
                JOSEPH M. JACOBS

                S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                (INTENTIONALLY OMITTED)



           2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A) / /
                                                                       (B) /X/



           3    SEC USE ONLY



           4    SOURCE OF FUNDS


                                                  AF
           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) / /




           6    CITIZENSHIP OR PLACE OR ORGANIZATION


                        UNITED STATES OF AMERICA
                                 7   SOLE VOTING POWER

                NUMBER OF
                 SHARES                                   NONE

               BENEFICIALLY
              OWNED BY EACH

            REPORTING PERSON
                  WITH
                                 8   SHARED VOTING POWER


                                                              1,666,667
                                 9   SOLE DISPOSITIVE POWER

                                                             NONE
                                10   SHARED DISPOSITIVE POWER

                                                               1,666,667

           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               1,666,667 SHARES
           12   CHECK  BOX IF  THE  AGGREGATE AMOUNT  IN  ROW (11)  EXCLUDES
                CERTAIN SHARES                                            / /



           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



                                               7.5%
           14   TYPE OF REPORTING PERSON


                                                      IN



                                SCHEDULE 13D


          This Amendment No. 1 is filed on behalf of Impleo LLC ("Impleo"), Wexford Management LLC ("Wexford Management"), Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP, Wexford Spectrum Investors LLC, Charles E. Davidson and Joseph M. Jacobs and amends the Statement dated October 29, 1997 ("Schedule 13D") with respect to the shares of common stock, par value $.01 per share, of BCAM International, Inc., a New York corporation (the "Issuer"). This Amendment No. 1 is filed in order to amend Items 4, 5, 6 and 7.

          Accordingly, Schedule 13D is amended as follows:

Item 4.   Purpose of Transaction.

          Impleo, Wexford Management and the Issuer entered into the First Amendment dated as of April 14, 1998 (the "First Amendment") to the Note Purchase Agreement dated as of September 19, 1997 in order to restructure the Issuer's 10%/13% convertible notes. As required by the First Amendment, the Issuer has appointed Joseph Jacobs to its Board of Directors. In addition, the First Amendment gives Impleo, so long as the 10%/13% convertible notes are outstanding, the right to designate a number of directors of the Issuer equal to at least 25% of the number of such directors.

Item 5.   Interest in Securities of the Issuer.

     (a) Impleo is the registered holder of warrants for 1,666,667 shares of the common stock of the Issuer, which by their terms are currently exercisable. Such shares of common stock represent approximately 7.5% of the outstanding common stock of the Issuer. This calculation includes shares issuable upon exercise of such warrants, but does not include approximately 6,250,000 shares issuable upon conversion of the 10%/13% convertible note at the initial conversion price.

               Each of Wexford Management, Charles Davidson and Joseph Jacobs may be deemed the beneficial owner of the warrants for 1,666,667 shares of the common stock of the Issuer held for the account of Impleo, which represent approximately 7.5% of the outstanding common stock of the Issuer. Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC, as members of Impleo, may be deemed the beneficial owner of the warrants for 1,042,167, 291,167 and 333,333 shares of the common stock of the Issuer held for the account of Impleo, respectively, which represent approximately 4.7%, 1.3% and 1.5% of the outstanding common stock of the Issuer, respectively.

     (b) Pursuant to the terms of contracts relating to Impleo, Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC and as a result of the positions held by Mr. Davidson and Mr. Jacobs with Wexford Management, each of Impleo, Wexford Management, Mr. Davidson and Mr. Jacobs may be deemed to have shared power to direct any disposition and voting of the warrants held for the account of Impleo. Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC, as members of Impleo, may be deemed to have shared power to direct any disposition and voting of the warrants for 1,042,167, 291,167 and 333,333 shares of the common stock of the Issuer held for the account of Impleo, respectively.

     (c) Except for the First Amendment which, among other things, cancels warrants for 333,333 shares of common stock of the Issuer formerly registered in favor of Impleo, there have been no transactions with respect to the shares of common stock of the Issuer since 60 days prior to the date hereof by any of the reporting persons.

     (d) The partners and members of Wexford Special Situations 1997, LP, Wexford Special Situations 1997 Institutional, LP and Wexford Spectrum Investors LLC have the right to participate in the receipt of any dividends from, or proceeds from the sale of, the warrants held for the account of Impleo in accordance with their ownership interests in those respective entities.

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The First Amendment restructures the Issuer's 10%/13% convertible notes, as more fully stated in such agreement. Without limitation, the First Amendment cancels warrants for 333,333 shares of common stock of the Issuer formerly registered in favor of Impleo.

Item 7.   Material to be Filed as Exhibits.

     V.   Agreement pursuant to Rule 13d-1(k)(1)(iii)

     VI. First Amendment dated as of April 14, 1998 to the Note Purchase Agreement dated as of September 19, 1997, between the Issuer and Impleo.

     VII. 10%/13% Convertible Note dated April 30, 1998 in the amount of $5 million made by the Issuer.

     VIII. Warrant certificate for 1,666,667 warrants dated April 30, 1998 issued by the Issuer.



                                 SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May   , 1998
                  IMPLEO LLC


                  By:  /s/ Arthur H. Amron
                  Arthur H. Amron , Vice President


                  WEXFORD MANAGEMENT LLC


                  By:  /s/ Arthur H. Amron
                  Arthur H. Amron, Senior Vice President

                  WEXFORD SPECIAL SITUATIONS 1997, LP
                  By Wexford  97 Advisors, LLC, General Partner


                  By:  /s/ Arthur H. Amron
                  Arthur H. Amron, Vice President


                  WEXFORD SPECIAL SITUATIONS 1997 INSTITUTIONAL, LP By Wexford `97 Advisors, LLC, General Partner


                  By:  /s/ Arthur H. Amron
                  Arthur H. Amron, Vice President
                  WEXFORD SPECTRUM INVESTORS LLC

                  By:  /s/ Arthur H. Amron
                  Arthur H. Amron; Vice President


                    /s/ Charles E. Davidson
                  Charles E. Davidson




                    /s/ Joseph M. Jacobs
                  Joseph M. Jacobs